UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Babe Brewing LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> California

> *Date of organization*
> December 28, 2016

Physical address of issuer
7727 Formula Place, San Diego, CA 92121

Website of issuer
http://babekombucha.com

Name of co-issuer
Babe Kombucha I, a series of Wefunder SPV, LLC

Legal status of co-issuer

> *Form*
> Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 16, 2022

Physical address of co-issuer
4104 24th St, PMB 8113, San Francisco, CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$589,307.61	$545,486.00
Cash & Cash Equivalents	$21,675.36	$25,346.00
Accounts Receivable	$124,551.30	$42,048.00
Short-term Debt	$135,075.64	$128,767.00
Long-term Debt	$907,623.04	$235,404.00
Revenues/Sales	$1,741,309.70	$772,822.00
Cost of Goods Sold	$620,758.50	$276,127.00
Taxes Paid	$7,541.68	$1,860.00
Net Income	-$330,465.35	-$76,920.00

March 30, 2024

FORM C-AR

Babe Brewing LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Babe Brewing LLC, a California Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://babekombucha.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 30, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Babe Brewing LLC (the "Company") is a California Limited Liability Company, formed on December 28, 2016.

The Company is located at 7727 Formula Place, San Diego, CA 92121.

The Company's website is http://babekombucha.com.

The information available on or through our website is not a part of this Form C-AR.

Babe Kombucha I, a series of Wefunder SPV, LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on December 16, 2022. The Co-Issuer is currently also conducting business under the name of Babe Kombucha I EB .

The Co-Issuer is located at 4104 24th St, PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is https://wefunder.com/ .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Our kombucha and Yerba Mates are Certified USDA Organic and we use premium, high quality ingredients to create a delicious, refreshing and easy to drink kombucha and Mate.

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment involves risk.
You should not invest any hands in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering including the merits and risks involved.
These securities have not been recommended or approved by any federal of state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy of adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Might need to have another round of investments in a few years to support there continuous growth on a national scale.

Risk of natural disaster: covid was an example of unexpected situation that could affect our business.

Consumer preferences change: Kombucha has been providing that it is here to stay but the future is unpredictable.

Highly competitive market: Babe has proven itself on the local scenario now going national its a test that only the sales in each region will tell its success.

Bad Press: in case we have unhappy clients and they express their dislikes about the product and or the company.
This could have a negative effect.

Management team is very important for the company.
The commitment of this team is key to transition from a small company to a midsize company. Hiring new individuals is a concern and possible risk to the company.

Our business project are only projection based on our expertise and expectations.

There are no guarantees that we will hit this projections 100%.

Your investment may be tight up for a longer time.
You should be prepared to hold this investment for several years.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor.
The Company wil be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company.
The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.
The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Additional issuances of securities.
Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase sti investment ni the Company ni such atransaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. eTh declining of an opportunity or the inability of the Investor to make a follow-on investment, or the

lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.

The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend non large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.

The Investor should be aware that there wil be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company wil be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's- length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Our kombucha and Yerba Mates are Certified USDA Organic and we use premium, high quality ingredients to create a delicious, refreshing and easy to drink kombucha and Mate.

Business Plan - The Company

The company plans to focus on lowering its cost of goods and spending more in marketing and sales strategies.

Business Plan - The Co-Issuer

Babe Kombucha I, a series of Wefunder SPV, LLC (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Craft Kombucha and Yerba Mate tea	Delicious and refreshing drink	Individuals who are looking for an all natural drink

Starting expansion into Sprouts and Grocery Outlet at a national level.

Regional to national distribution, expanding from 500 stores to 1200. We own our manufacturing facility capable of producing at a national scale. Distribution partnership with UNFI & KEHE largest national distributors in US.

Competition

The Company's primary competitors are KeVita, NessAlla Kombucha, Boochcraft, Health-Ade and other Kombucha making companies. .

Babe provides customers a farm-to-can experience, using fresh and organic ingredients from local farms, such as Stehly Farms and San Gabriel Ranch. Our kombucha and Yerba Mates are Certified USDA Organic and we use premium, high quality ingredients to create a delicious, refreshing and easy to drink kombucha and Mate.

Supply Chain and Customer Base

Distribution partnership with UNFI & KEHE largest national distributors in US.

The Company's customers are primarily independent consumers who are looking for a clean and healthy beverage brand.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7727 Formula Place, San Diego, CA 92121

The Company has the following additional addresses:

The Company conducts business in AL, AK, AZ, AR, CA, CO, CT,DE, DC, FL, GA, ,HI DI, L,I NI, AI, KS, KY, LA, ME, MD, MA, M,I MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, R,I SC, SD, TN, TX, UT, VT, VA, WA, WV, W,I WY, B5, GU, RP, V,I V1.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Caroline Pavan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President December 2016- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Caroline Pavan Architecture Office Architect July 2007- Present Polido Architecture Office Architect July 2014- Present Takeda Landscaping and Urbanism Office Project Manager/Architect June 2009-June 2014 Architect: July 2007-May 2009 Takeda Landscaping and Urbanism Office Trainee November 2006- June 2007 PAB- Constructor and Builder Trainee January 2004- August 2005 Carmen Lil Goncalves Pires- Engineering and Architecture Office Trainee July 2003-January 2004

Education

Dwell Design Event Seminar June 2014 Design Course of Furniture October 2012 Archi 3D Course May 2008 Course of Auto implementation for ISO 9000/2000, meeting May 2005-June 2005

Name

Travis Martin Davenport

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Partner, brewmaster September 2017- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

push culture Owner 2010-2018

Education

Name

Vinnie Pavan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder December 2017- Present Founder/ Vp of Marketing and sales December 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Action Sport Rentals Director of Marketing and Sales September 2016-October 2018 Universalize Marketing & Licensing Consulting Firm Marketing and Licensing Consultant January 2016-December 2017 Servpro of Fairbanks Ranch/Rancho Santa Fe Director of Marketing and Sales October 2014-January 2016 Fama Marcas/ Fama Licensing USA Director of Licensing Partner June 2012-October 2014 Action Stars Licensing and Marketing LTDA Business and Marketing Operations/Co-Founder December 2006-October 2012 ATI Tours Marketing Manager January 2005- August 2006 ATI Tours Sales Consultant March 2004-January 2005 What's Up/ Spree Productions Special Events Director December 2002-November 2003 Captiva Software Corporation Marketing Assistant April 2002-November 2002 Mowalla Sports and Events Special Events Coordinator August 2002-April 2002 Capital Pot Public Relations July 1997-February 2000

Education

LIMA- Licensing University Certificate of Licensing Studies, Licensing (2012-2013) NBA-Cleveland Cavaliers (2007) San Diego State University Certificate, Marketing and e0commerce (2001-2002) University of California, San Diego Certificate, Special Events Management (2001-2001) Pontificia Universidade Catolica do Rio Grande do Sul/ PUCRA Bachelor's degree, Communications/Public Relations (1992-1996)

Name

Marco Quadros

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer January 2018-Present (5 years)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Pontificia Universidad Católica do Rio Grande do Sul Bachelor of Laws- LLC, Law (August 2001- 2005)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Caroline Pavan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President December 2016- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Caroline Pavan Architecture Office Architect July 2007- Present Polido Architecture Office Architect July 2014- Present Takeda Landscaping and Urbanism Office Project Manager/Architect June 2009-June 2014 Architect: July 2007-May 2009 Takeda Landscaping and Urbanism Office Trainee November 2006- June 2007 PAB- Constructor and Builder Trainee January 2004- August 2005 Carmen Lil Goncalves Pires- Engineering and Architecture Office Trainee July 2003-January 2004

Education

Dwell Design Event Seminar June 2014 Design Course of Furniture October 2012 Archi 3D Course May 2008 Course of Auto implementation for ISO 9000/2000, meeting May 2005-June 2005

Name

Travis Martin Davenport

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Partner, brewmaster September 2017- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

push culture Owner 2010-2018

Education

Name

Vinnie Pavan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder December 2017- Present Founder/ Vp of Marketing and sales December 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Action Sport Rentals Director of Marketing and Sales September 2016-October 2018 Universalize Marketing & Licensing Consulting Firm Marketing and Licensing Consultant January 2016-December 2017 Servpro of Fairbanks Ranch/Rancho Santa Fe Director of Marketing and Sales October 2014-January 2016 Fama Marcas/ Fama Licensing USA Director of Licensing Partner June 2012-October 2014 Action Stars Licensing and Marketing LTDA Business and Marketing Operations/Co-Founder December 2006-October 2012 ATI Tours Marketing Manager January 2005- August 2006 ATI Tours Sales Consultant March 2004-January 2005 What's Up/ Spree Productions Special Events Director December 2002-November 2003 Captiva Software Corporation Marketing Assistant April 2002-November 2002 Mowalla Sports and Events Special Events Coordinator August 2002-April 2002 Capital Pot Public Relations July 1997-February 2000

Education

LIMA- Licensing University Certificate of Licensing Studies, Licensing (2012-2013) NBA-Cleveland Cavaliers (2007) San Diego State University Certificate, Marketing and e0commerce (2001-2002) University of California, San Diego Certificate, Special Events Management (2001-2001) Pontificia Universidade Catolica do Rio Grande do Sul/ PUCRA Bachelor's degree, Communications/Public Relations (1992-1996)

Name

Marco Quadros

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer January 2018-Present (5 years)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Pontificia Universidad Católica do Rio Grande do Sul Bachelor of Laws- LLC, Law (August 2001- 2005)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 8 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Convertible Notes
Amount outstanding	0
Voting Rights	No voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	SBAS EIDL
Amount outstanding	$74,500.00
Interest rate and payment schedule	3.75% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	August 1, 2052
Other material terms	

Type of debt	Loan
Name of creditor	Alexsander Loan
Amount outstanding	$9,807.47
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	December 01, 2024
Other material terms	

Type of debt	Loan
Name of creditor	Dimensions Funding
Amount outstanding	$135,534.04
Interest rate and payment schedule	15.0% per annum
Amortization schedule	
Describe any collateral or security	Equipment loan
Maturity date	May 16, 2026
Other material terms	

Type of debt	Loan
Name of creditor	Natasha Pavan
Amount outstanding	$32,186.79 $.20
Interest rate and payment schedule	6%
Amortization schedule	
Describe any collateral or security	
Maturity date	June 30,2024
Other material terms	

Type of debt	Loan
Name of creditor	Richard McMinn
Amount outstanding	$39,073.00
Interest rate and payment schedule	7.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	February 28, 2025
Other material terms	

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$150,000.00
Interest rate and payment schedule	5.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	November 21, 2024
Other material terms	

The total amount of outstanding debt of the company is $441.101,3026.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Other		$27,736.00	General Operations	November 1, 2020	Section 4(a)(2)
Common Stock		$150,000.00	General Operations	March 1, 2021	Section 4(a)(2)
Convertible Notes		$150,000.00	General Operations	November 1, 2022	Section 4(a)(2)
Convertible Notes		$537,589.00	The Company intends to use the net proceeds of this offering for working capital and general corporate purposes listed below. While the Company expects to use the new proceeds from the Offering in the manner described, it cannot specify with certainty the particular uses of the new proceeds that it will receive from this Offering. If we raise: $50,000 Use of Proceeds: 92.5% cash	December 19, 2023	Regulation CF

			flow to fulfill national accounts orders. 7.5% Wefunder fee. If we raise: $850,000 Use of Proceeds: 50% cash flow to fulfill national accounts orders. 20% marketing. 12.5% launch new line of product. 10% tanks & equipment acquisition. 7.5% Wefunder fee.		

Ownership of the Company

Caroline Pavan owns 51.00% of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Caroline Pavan	51.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We launched a new product line called Yerba Mate and are working hard to find placement for it. 2023 ended up strongly doubling our revenue compared to 2022.

The Company intends to lower cost of goods and spend more in marketing and sales strategies.

Liquidity and Capital Resources

On November 1, 2020 the Company conducted an offering pursuant to Section 4(a)(2) and raised $27,736.00.

On March 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $150,000.00.

On November 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $150,000.00.

On December 19, 2023 the Company conducted an offering pursuant to Regulation CF and raised $537,589.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: In 2023, we had two private investors invest $30,000 each into the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Related Person/Entity	Charles Stillwell Turecek
Relationship to the Company	Founder
Total amount of money involved	$48,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Capital Contribution
Related Person/Entity	Vinicius Iob Pavan
Relationship to the Company	Founder
Total amount of money involved	$75,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Capital Contribution

Related Person/Entity	Travis Martin Davenport
Relationship to the Company	Brewmaster Member
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Capital Contribution
Related Person/Entity	Caroline Iob Pavan
Relationship to the Company	Founder
Total amount of money involved	$102,0000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Capital Contribution

Company Future Transactions
None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Marco Quadros
(Signature)

Marco Quadros
(Name)

COO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Marco Quadros
_____
(Signature)

Marco Quadros
(Name)

COO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

BABE KOMBUCHA
Profit and Loss
January 2022 - December 2023

	Jan - Dec 2022	Jan - Dec 2023	Total
Income			
Sales			0.00
Online Shopify Sales	22,614.41	19,913.59	42,528.00
Online Stripe Sales	3,812.17	24,121.74	27,933.91
Square Sales	167,529.04	24,553.54	192,082.58
Tasting Room Sales	1,465.90		1,465.90
Wholesale	656,826.71	1,672,370.83	2,329,197.54
QuickBooks Payments Sales	270.00	350.00	620.00
Shipping and Delivery Income	679.00		679.00
Total Wholesale	$ 657,775.71	$ 1,672,720.83	$ 2,330,496.54
Total Sales	$ 853,197.23	$ 1,741,309.70	$ 2,594,506.93
Sales Discounts / Refunds	-34,330.84	-127,685.96	-162,016.80
Square Returns	0.00		0.00
Square Tips (deleted)	0.00		0.00
Taxes	0.00		0.00
Total Income	$ 818,866.39	$ 1,613,623.74	$ 2,432,490.13
Cost of Goods Sold			
Brewing Supplies & Materials	19,004.57	12,342.60	31,347.17
Cost of Goods Sold		-98,280.00	-98,280.00
Merchant Fees			0.00
Merchant Fees - Intuit	2,081.71	1,843.77	3,925.48
Merchant Fees - Shopify Fee	675.96		675.96
Merchant Fees - Square Fees	599.41	125.00	724.41
Merchant Fees - Stripe fees	260.20		260.20
Total Merchant Fees	$ 3,617.28	$ 1,968.77	$ 5,586.05
Packaging / Supplies	153,100.09	484,884.45	637,984.54
Purchases (Raw Material)	67,971.60	213,980.25	281,951.85
Tests In production	2,896.92	5,862.43	8,759.35
Total Cost of Goods Sold	$ 246,590.46	$ 620,758.50	$ 867,348.96
Gross Profit	$ 572,275.93	$ 992,865.24	$ 1,565,141.17
Expenses			
Advertising & Marketing	9,247.10	27,594.26	36,841.36
Advertising/Promotional	595.06	811.00	1,406.06
Business Promotion	2,929.09	2,330.00	5,259.09
Graphic Design	6,554.08	18,690.83	25,244.91
Marketing Expenses (give away)	15,568.04	109,847.77	125,415.81
Printing	4,760.08	11,318.26	16,078.34
Samples	945.29	511.81	1,457.10
Social media	5,311.78	7,488.20	12,799.98
Trade Shows / Conference		16,850.97	16,850.97
Total Advertising & Marketing	$ 45,910.52	$ 195,443.10	$ 241,353.62
Automobile Expense	221.88		221.88
Fuel	4,154.81	8,603.90	12,758.71

Parking	32.00	105.61	137.61
Repair and Maintenance	2,789.68	2,770.60	5,560.28
Total Automobile Expense	$ 7,198.37	$ 11,480.11	$ 18,678.48
Bad Debts		2,079.00	2,079.00
Bank Charges & Fees	594.30		594.30
Bank Fees	1,513.56	5,402.73	6,916.29
Finance Charges (Credit Card)	4,979.27	3,826.27	8,805.54
Interest Expense	16,771.68	20,095.02	36,866.70
Total Bank Charges & Fees	$ 23,858.81	$ 29,324.02	$ 53,182.83
Cleaning and Maintenance	4,744.86	6,002.50	10,747.36
Commission paid	26,309.51	54,023.36	80,332.87
Continuing Education / Training		45.00	45.00
Depreciation expenses	106,726.00	130,041.00	236,767.00
Distributor Fees		2,352.00	2,352.00
Donations & Charitable Contributions		100.00	100.00
Dues & subscriptions	1,274.43	1,304.23	2,578.66
Equipment Rental	94.61	1,015.22	1,109.83
Guaranteed Payment			0.00
Guaranteed Payment - CP	35,508.50	58,000.00	93,508.50
Guaranteed Payment - TD	45,011.00	68,240.00	113,251.00
Guaranteed Payment - VP	50,393.70	55,000.00	105,393.70
Total Guaranteed Payment	$ 130,913.20	$ 181,240.00	$ 312,153.20
Insurance	388.20	258.80	647.00
Business Liability Insurance	15,727.98	21,083.64	36,811.62
Total Insurance	$ 16,116.18	$ 21,342.44	$ 37,458.62
Legal & Professional Services			0.00
Accounting	12,357.00	11,832.50	24,189.50
Business Consultant	4,294.78	5,253.77	9,548.55
Legal Fees	2,542.39	6,416.55	8,958.94
Total Legal & Professional Services	$ 19,194.17	$ 23,502.82	$ 42,696.99
Licenses & Permits	10,146.79	2,741.34	12,888.13
Meals & Entertainment	2,422.57	3,427.79	5,850.36
Office Supplies	6,612.82	10,095.54	16,708.36
Outside Services		3,705.00	3,705.00
Payroll Expenses			0.00
Payroll Services Fees	1,981.00	7,764.14	9,745.14
Payroll Taxes	15,025.76	20,764.37	35,790.13
Retirement Plan Employer Match Expense	100.00	630.00	730.00
Salaries & Wages	166,995.07	236,708.65	403,703.72
Workers Compensation	5,332.82	4,126.37	9,459.19
Total Payroll Expenses	$ 189,434.65	$ 269,993.53	$ 459,428.18
Postage and Delivery	11,329.08	16,321.84	27,650.92
Recycling Services	1,449.94	2,588.62	4,038.56
Rent	230,439.34	176,706.42	407,145.76
Repairs & Maintenance		7,745.28	7,745.28
Building Repairs	8,250.76	6,150.74	14,401.50
Cleaning Expenses		480.00	480.00
Equipment Repairs	2,050.61	2,645.43	4,696.04

Total Repairs & Maintenance	$	10,301.37	$	17,021.45	$	27,322.82
Shipping / Freight Expense		2,978.43		22,946.21		25,924.64
Small Equipments (Kitchen)		2,929.87		866.84		3,796.71
Software		4,171.28		10,245.84		14,417.12
Store Supplies		11,695.75		1,336.56		13,032.31
Subcontrator		20,270.99		26,791.04		47,062.03
Taxes & Licenses				2,258.80		2,258.80
FRANCHISE TAX		3,300.00		5,282.88		8,582.88
Total Taxes & Licenses	$	3,300.00	$	7,541.68	$	10,841.68
Travel & Entertainment						0.00
Airfare		825.25		631.96		1,457.21
Other Travel expenses		69.92		646.89		716.81
Total Travel & Entertainment	$	895.17	$	1,278.85	$	2,174.02
Utilities						0.00
Electricity		45,493.31		55,282.80		100,776.11
Internet		3,142.32		3,127.37		6,269.69
Waste Removal		2,719.34		4,851.49		7,570.83
Water		6,270.26				6,270.26
Total Utilities	$	57,625.23	$	63,261.66	$	120,886.89
Website Expenses				1,845.00		1,845.00
Domain				47.51		47.51
Hosting				215.76		215.76
Website Design / Development				1,388.50		1,388.50
Total Website Expenses	$	0.00	$	3,496.77	$	3,496.77
Total Expenses	$	948,343.94	$	1,299,661.78	$	2,248,005.72
Net Operating Income	-$	376,068.01	-$	306,796.54	-$	682,864.55
Other Income						
Employee Retention Tax Credit		29,955.72				29,955.72
Event Service Fee		1,084.00		300.00		1,384.00
Gain/Loss of Sale Asset				-28,559.00		-28,559.00
Non Taxable Income						0.00
Grant from California		5,000.00				5,000.00
Total Non Taxable Income	$	5,000.00	$	0.00	$	5,000.00
Other income - PPP Loan Forgiveness		443.28				443.28
Rental Income		33,028.84		1,750.00		34,778.84
Rewards		1,335.10		2,840.19		4,175.29
Reimbursement Expenses		0.00				0.00
Total Rewards	$	1,335.10	$	2,840.19	$	4,175.29
Sales of cans & kegs to clients		168.50				168.50
Total Other Income	$	71,015.44	-$	23,668.81	$	47,346.63
Other Expenses						
Reconciliation Discrepancies		41,053.72				41,053.72
Total Other Expenses	$	41,053.72	$	0.00	$	41,053.72
Net Other Income	$	29,961.72	-$	23,668.81	$	6,292.91
Net Income	-$	346,106.29	-$	330,465.35	-$	676,571.64

Monday, Mar 18, 2024 10:03:05 AM GMT-7 - Accrual Basis

BABE KOMBUCHA
Balance Sheet
As of December 31, 2023

	Jan - Dec 2022	Jan - Dec 2023
ASSETS		
Current Assets		
Bank Accounts		
BofA #1871	36,791.37	15,977.32
Cash on hand	0.00	5,698.04
Clearing-Suspense	0.00	0.00
Stripe (deleted)	0.00	0.00
Total Bank Accounts	$ 36,791.37	$ 21,675.36
Accounts Receivable		
Accounts Receivable (A/R)	49,950.51	124,551.30
Total Accounts Receivable	$ 49,950.51	$ 124,551.30
Other Current Assets		
Deposit (deleted)	0.00	0.00
Intercompany Transfer - Fellowship	84,492.19	84,950.19
Inventory	35,460.00	133,740.00
Security Deposit	36,896.22	12,096.22
Uncategorized Asset	0.00	0.00
Undeposited Funds	0.00	330.00
Total Other Current Assets	$ 156,848.41	$ 231,116.41
Total Current Assets	$ 243,590.29	$ 377,343.07
Fixed Assets		
FIXED ASSET		0.00
Accumulated Depreciation	-282,657.00	-330,436.00
Auto/Truck - GMC 2006 Diesel	14,561.00	14,561.00
Furniture & Fixtures	3,150.00	3,150.00
Machinery & Equipment	167,110.53	166,348.39
Financed Equipment		0.00
American Capital Glycol Chiller	9,816.90	9,816.90
Dimension Equipment #08423JG20 Canning Line	109,123.01	109,123.01
Dimension Equipment #08496JG21 7bbl Brite & Compressor	16,054.56	16,054.56
Dimension Equipment #08529JG21 Can Conveyor	15,539.40	15,539.40
Dimension Equipment #08805JG21 15bbl Brew System	31,032.00	31,032.00
Dimension Equipment #09180JG21 Tanks	83,991.84	83,991.84
Dimension Equipment #09742JG22 Freezer, Tent, Computer	7,607.16	7,607.16
WSFS Equipment Added 2023		39,946.32
Total Financed Equipment	$ 273,164.87	$ 313,111.19
Total Machinery & Equipment	$ 440,275.40	$ 479,459.58
Total FIXED ASSET	$ 175,329.40	$ 166,734.58
Leasehold Improvements		-93,074.00
Fixtures	31,359.38	31,359.38
Structure	106,944.58	106,944.58
Total Leasehold Improvements	$ 138,303.96	$ 45,229.96
Total Fixed Assets	$ 313,633.36	$ 211,964.54

TOTAL ASSETS		$	557,223.65	$	589,307.61

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Accounts Payable

Accounts Payable (A/P)			3,000.00		0.00
Total Accounts Payable		$	3,000.00	$	0.00

Credit Cards

BofA Credit Cards			48,208.60		40,913.75
0838-Travis			0.00		0.00
4405-Caroline			0.00		0.00
7519-Vinnie			0.00		0.00
9631-Marco			0.00		0.00
Total BofA Credit Cards		$	48,208.60	$	40,913.75
Total Credit Cards		$	48,208.60	$	40,913.75

Other Current Liabilities

401k Contribution Liability			0.00		100.00
Keg Deposit Liability			2,400.00		1,020.00
Loans Payable					0.00
Alexsander Loan			9,807.47		9,807.47
Dylan Matthew Barbour Loan			8,500.00		0.00
Intuit Financing Loan $3,906.20			40,846.89		0.00
Keg Logistics Loan Algor Liter Tank			0.00		0.00
Kombucha on Tap Loan $4,522.73			51,992.31		0.00
Natacha Pavan Loan			30,620.20		32,186.79
Richard Mcminn Loan $2,915.00			70,122.00		39,073.00
Vinnie Pavan Loan $1,695.03			16,950.35		0.00
Total Loans Payable		$	228,839.22	$	81,067.26
Payroll Tax Liability			267.08		0.00
Payroll Wage Liability			0.00		11,974.63
PPP Loan			0.00		0.00
Sales Tax Payable			392.00		0.00
Shopify Gift Card			490.01		0.00
Uncategorized Liability			0.00		0.00
Total Other Current Liabilities		$	232,388.31	$	94,161.89
Total Current Liabilities		$	283,596.91	$	135,075.64

Long-Term Liabilities

Equipment Loans

					0.00
American Capital Loan $308.20 Glycol Chiller			2,682.06		0.00
Dimension Funding Lease - Equipment			0.00		0.00
Dimension Loan #08423JG20 $1,992.21 Canning Line			72,638.34		48,731.82
Dimension Loan #08496JG21 $334.47 7bbl Brite & Compressor			8,871.29		4,857.65
Dimension Loan #08529JG21 $258.99 Can Conveyor			9,013.28		5,905.40
Dimension Loan #08805JG21 $862.00 15bbl Brew System			13,447.21		3,103.21
Dimension Loan #09180JG21 $1,749.83 Tanks			59,202.57		38,204.61
Dimension Loan #09742JG22 $211.31 Freezer, Tent, Computer			6,197.71		3,661.99
WSFS Bank Loan - Fermentation Tank $1109.62					31,069.36
Total Equipment Loans		$	172,052.46	$	135,534.04

Notes Payables			0.00
Andre & Angela Wolford			30,000.00
Daniel S Medina			30,000.00
Notes Payable - VP		0.00	0.00
Tomisu Friedkin			100,000.00
Wefunder Convertable Notes		150,000.00	537,589.00
Total Notes Payables	$	150,000.00	$ 697,589.00
SBA Loan $364.00		74,500.00	74,500.00
Total Long-Term Liabilities	$	396,552.46	$ 907,623.04
Total Liabilities	$	680,149.37	$ 1,042,698.68
Equity			
Opening Balance Equity		0.00	0.00
Owner		0.00	0.00
Partner Equity - CP		-21,606.00	-199,561.11
Capital Contributions - CP		0.00	0.00
Drawings - CP		0.00	0.00
Profit/Loss Allocation & Adj - CP		-1,440.90	0.00
Total Partner Equity - CP	-$	23,046.90	-$ 199,561.11
Partner Equity - CT		-2,699.00	-66,612.09
Capital Contributions - CT		0.00	0.00
Drawings - CT		0.00	0.00
Profit/Loss Allocation & Adj - CT		-1,440.90	0.00
Total Partner Equity - CT	-$	4,139.90	-$ 66,612.09
Partner Equity - DB		91,253.00	73,372.04
Capital Contributions - DB		0.00	0.00
Drawings - DB		0.00	0.00
Profit/Loss Allocation & Adj - DB		-1,440.91	0.00
Total Partner Equity - DB	$	89,812.09	$ 73,372.04
Partner Equity - ST		137,251.00	118,504.78
Capital Contributions - ST		0.00	0.00
Drawings - ST		0.00	0.00
Profit/Loss Allocation & Adj - ST		-1,440.91	0.00
Total Partner Equity - ST	$	135,810.09	$ 118,504.78
Partner Equity - TD		-29,737.00	-93,650.09
Capital Contributions - TD		0.00	0.00
Drawings - TD		0.00	0.00
Profit/Loss Allocation & Adj - TD		-1,440.90	0.00
Total Partner Equity - TD	-$	31,177.90	-$ 93,650.09
Partner Equity - VP		57,364.00	45,020.75
Capital Contributions - VP		0.00	0.00
Drawings - VP		0.00	0.00
Profit/Loss Allocation & Adj - VP		-1,440.91	0.00
Total Partner Equity - VP	$	55,923.09	$ 45,020.75
Retained Earnings		0.00	0.00
Net Income		-346,106.29	-330,465.35
Total Equity	-$	122,925.72	-$ 453,391.07
TOTAL LIABILITIES AND EQUITY	$	557,223.65	$ 589,307.61

Monday, Mar 18, 2024 10:01:39 AM GMT-7 - Accrual Basis



Sophie Wang <sophie@wefunder.com>

to Compliance, Chris, Jake, Eric, me ▾

Tue, Apr 18, 2023, 1:40 AM

Hey Chris,

Thanks for checking! After checking with our compliance team about the applicable laws and regulations, we do not interpret the law as indicating that the SPV financials are required to be included in our reporting.

If you have any questions or concerns regarding this matter, please do not hesitate to reach out to us.

Thanks,
Sophie